DREWRYS BREWING COMPANY
5402 Brittany Drive
McHenry, IL 60050

September 1, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.   20549

Attention:  John Reynolds, Assistant Director

Re:           Drewrys Brewing Company
Registration Statement on Form S-2
Filed April 5, 2011
File No. 333-173309

Dear Mr. Reynolds:

In response to your correspondence dated June 30, 2011 concerning the above-referenced filing, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, Drewrys Brewing Company (the "Company"), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DREWRYS BREWING COMPANY

/s/ Francis Manzo
Francis Manzo
Chief Executive Officer